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190



SECURI 07007646 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8- 67090

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/06 (MM/DD/YY) AND ENDING 4/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Financial Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 S Figueroa, 35th Floor
(No. and Street)

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Brethowr 816-960-9525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – if *individual, state last, first, middle name)*

1000 Walnut, Suite 1000	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL



CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel J. Nemmers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockton Financial Advisors, LLC, as of April 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

My Commission Expires 06-01-2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Lockton Financial Advisors, LLC:

We have audited the accompanying balance sheets of Lockton Financial Advisors, LLC (the Company) as of April 30, 2007 and 2006, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lockton Financial Advisors, LLC as of April 30, 2007 and 2006, and the results of its operations and its cash flows for years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 27, 2007

LOCKTON FINANCIAL ADVISORS, LLC

Balance Sheets

April 30, 2007 and 2006

Assets		**2007**		**2006**
Current assets:				
Cash and cash equivalents	$	1,569,723	$	77,634
Commissions receivable		429,081		—
Total current assets		1,998,804		77,634
Total assets	$	1,998,804	$	77,634
Liabilities and Member's Equity				
Current liabilities:				
Current maturity of long-term debt	$	66,000	$	—
Accounts payable		1,146		—
Accounts payable to affiliates, net		64,942		150
Accrued interest payable		30,666		—
Accrued legal expense		42,560		1,967
Accrued accounting and tax service		11,000		—
Other accrued payables		498		—
Total current liabilities		216,812		2,117
Long-term debt		429,000		—
Total liabilities		645,812		2,117
Member's equity:				
Paid-in capital		100,000		100,000
Retained earnings (deficit)		1,252,992		(24,483)
Total member's equity		1,352,992		75,517
Total liabilities and member's equity	$	1,998,804	$	77,634

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Operations

Years ended April 30, 2007 and 2006

	2007	2006
Revenue:		
Commissions	$ 5,960,242	$ —
Interest income	16,775	—
Total revenue	5,977,017	—
Expenses:		
General and administrative	336,378	24,483
Interest expense	30,666	—
Total operating expenses	367,044	24,483
Net income (loss)	$ 5,609,973	$ (24,483)

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Changes in Member's Equity

Years ended April 30, 2007 and 2006

		Paid-in capital	Retained earnings (deficit)	Total
Balance, April 30, 2005	$	—	—	—
Member contribution		100,000	—	100,000
Net loss		—	(24,483)	(24,483)
Balance, April 30, 2006	$	100,000	(24,483)	75,517
Net income		—	5,609,973	5,609,973
Distributions to member		—	(4,332,498)	(4,332,498)
Balance, April 30, 2007	$	100,000	1,252,992	1,352,992

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Cash Flows

Years ended April 30, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 5,609,973	$ (24,483)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Accounts payable	1,146	—
Commissions receivable	(429,081)	—
Change in accounts payable to affiliates	64,792	150
Accrued expenses	82,757	1,967
Net cash provided by (used in) operating activities	5,329,587	(22,366)
Cash flows from financing activities:		
Proceeds from borrowings	495,000	—
Distributions to member	(4,332,498)	—
Member contribution	—	100,000
Net cash provided by (used in) financing activities	(3,837,498)	100,000
Change in cash and cash equivalents	1,492,089	77,634
Cash and cash equivalents, beginning of year	77,634	—
Cash and cash equivalents, end of year	$ 1,569,723	$ 77,634

See accompanying notes to financial statements.

(1) Nature of Operations

Lockton Financial Advisors, LLC (the Company), a wholly owned subsidiary of Lockton Insurance Agency, Inc. d/b/a Lockton Companies, Inc (Lockton), was organized in the state of California on April 27, 2005. The Company is a single member limited liability company that was approved to conduct business in California on May 6, 2005 as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company operates as an introducing broker-dealer or limited broker-dealer whereby the Company does not receive customer cash or securities. All clearing of trades, holding of funds or securities, and receiving of customer cash or securities are handled by another broker-dealer. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

Broker-dealer commissions are received through two respective third-party broker-dealer relationships, AIG Financial Advisors, Inc, and NFP Securities, Inc. A portion of the Gross Dealer Concessions (GDC) generated by the Registered Representatives are withheld (B/D Fees) by the third-party broker-dealer to reimburse it for the services and infrastructure provided to the Registered Representatives. One hundred percent of the remaining GDC, after deduction of the B/D fees, is paid directly to LFA and recognized on a trade date basis as transactions occur.

Based on the arrangement with one broker dealer, we may be entitled to additional compensation based on the amount of business produced by registered representatives of such broker dealer. We recognize such additional compensation when the amounts are reasonably estimable, which generally occurs upon achievement of the performance measure stipulated in the contract.

(c) Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2007 and 2006, cash equivalents consisted of a commercial checking and a money market account.

(d) Income Taxes

The Company is a single member limited liability company. As a single member limited liability company, the Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its member's federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the years ended April 30, 2007 and 2006, respectively.

(Continued)

(3) Long-Term Debt

Long-term debt at April 30 includes the following:

		2007	2006
Note payable, due December 2014, secured by commissions receivable; principal and interest payable beginning December 31, 2007 and continuing annually thereafter; interest is variable based on an independent index (11.25% at April 30, 2007).	$	495,000	—
		495,000	—
Less current maturities		66,000	—
Net long-term debt*	$	429,000	—

The note payable of $495,000 is payable to a broker-dealer which the Company has a dealer-to-dealer agreement with and receives commissions from in the normal course of business. The note payable and related interest are scheduled to be forgiven based on the attainment of certain performance measures.

*The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2007 are: $66,000 on December 31, 2008; $66,000 on December 31, 2009; $99,000 on December 31, 2010; $99,000 on December 31, 2011; $99,000 on December 31, 2012.

(4) Commitments

The Company subleases office space from an affiliate under a consent to sublease whereby the sublease is subject and subordinate to the prime lease. Total future minimum lease payments at April 30, 2007 are as follows:

Year ending April 30:		
2008	$	4,716
2009		2,751
Future minimum lease payments	$	7,467

Total rental expense for the operating lease included in the accompanying statement of operations amounted to $4,716 for the year ended April 30, 2007 and $1,965 for the period ended April 30, 2006, respectively. The current sublease agreement extends through November 30, 2008.

(5) Transactions with Affiliates

The Company receives administrative services from an affiliated entity. These shared services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, and various other support functions, which totaled $148,364 for the year ending April 30, 2007.

LOCKTON FINANCIAL ADVISORS, LLC

Notes to Financial Statements

April 30, 2007 and 2006

(6) Significant Business Concentrations

The Company operates as an introducing broker-dealer and does not receive customer cash or securities. All clearing of trades, holding of funds or securities, and receiving of customer cash or securities are handled by other broker-dealers. All of the commissions revenue was received from two broker-dealers for the years ended April 30, 2007 and 2006.

(7) Disclosures about Fair Value of Financial Instruments

The following methods were used to estimate the fair value of financial instruments:

(a) Receivables and Payables with Related Parties—The fair value of related party payables approximates the carrying value due to their short-term nature.

(b) Long-Term Debt—Fair value is estimated based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities. At April 30, 2007, the carrying amounts are a reasonable estimate of fair value.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a limited broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $5,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2007 and 2006, the Company had excess net capital. See Schedule I for the specific calculation.

(9) Subsequent Event

In June 2007, the Company received an additional $165,000 related to the note payable discussed in note 3 and is subject to the same terms disclosed.

Schedule I

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

April 30, 2007 and 2006

	2007	2006
Net capital:		
Total member's equity	$ 1,352,992	$ 75,517
Total member's equity qualified for net capital	1,352,992	75,517
Add additions to net worth	—	—
Less nonallowable assets	—	—
Net capital before haircuts	1,352,992	75,517
Less haircuts and undue concentration	29,356	—
Net capital	1,323,636	75,517
Aggregate indebtedness	645,812	2,117
Percentage: Aggregate indebtedness to net capital	49%	3%
Computation of net capital requirements:		
Minimum net capital requirements**	43,076	5,000
Excess net capital	$ 1,280,560	$ 70,517

Net capital, as computed above, does not differ materially from that reported by the company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 16, 2007, at April 30, 2007.

** The minimum net capital required is calculated by taking the greater of $5,000 or 6.67% of aggregate indebtedness at April 30, 2007. 6.67% of aggregate indebtedness was calculated to be $43,076 ($645,812 x 6.67% = $43,076). At April 30, 2006, the first year of operation, 12.5% of aggregate indebtedness was calculated to be $265 ($2,117 x 12.5% = $265).

See accompanying independent auditors' report.

Schedule II

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2007 and 2006

This computation is not applicable to Lockton Financial Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See accompanying independent auditors' report.

Schedule III

LOCKTON FINANCIAL ADVISORS, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2007 and 2006

Information relating to possession or control requirements is not applicable to Lockton Financial Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Lockton Financial Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental information of Lockton Financial Advisors, LLC (the Company) as of and for the year ended April 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
June 27, 2007

END